UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

International Game Technology PLC Announces Retirement of Donald R. Sweitzer,
Chairman of IGT Global Solutions Corporation

On December 5, 2018, International Game Technology PLC (NYSE:IGT) (“IGT”) announced that Donald R. Sweitzer will be retiring on Dec. 31 after 20 years of leadership in IGT’s government affairs and business development. As Chairman of IGT Global Solutions Corporation, Don has been an accomplished ambassador to IGT’s current and prospective global customers and government officials, and instrumental in its development, growth, and industry leadership.

“Don’s expertise building and nurturing relationships with state and commercial partners around the world, along with his insights into complex geopolitical situations, have been important to IGT’s continued expansion and leading market position,” said IGT CEO Marco Sala. “I will always be grateful for his integrity, insight, and leadership. His achievements with IGT will continue to resonate far into the future.”

“I am grateful to Marco Sala and the entire IGT family, our customers, and business partners for the extraordinary opportunities and meaningful relationships we have built together throughout the last 20 years,” said Don. “I can honestly say I have enjoyed coming to work every single day during my time here, and I love the people in this company. It’s now a good time in the business to retire on a positive note, with a spectacular future ahead for IGT.”

Prior to his role as Chairman of IGT Global Solutions Corporation, Don was Senior Vice President of Global Business Development and Public Affairs. In this role, he identified and developed new business opportunities and supported the expansion of the Company’s products and services in existing jurisdictions. He also continuously enhanced the Company’s communications and services to its worldwide government and commercial clients.

Before joining the Company in 1998, Don served in prominent senior roles in federal and state politics. He was political director of the Democratic National Committee during the first term of former U.S. President Bill Clinton. He was also a trusted advisor to elected representatives, including Senators Edward M. Kennedy, D-Massachusetts and Howard M. Metzenbaum, D-Ohio. Don first became involved with politics when he was elected to public office, formerly serving as deputy town supervisor and councilman in East Greenbush, New York.

In addition, he has held roles on the boards of non-governmental organizations including current Co-Chair and past Chairman of the International Foundation for Electoral Systems and current board member of the Providence Performing Arts Center. Don is also a member of the Lottery Industry Hall of Fame.

A copy of the news release relating to these matters is furnished herewith as follows:

Exhibit Number	Description

99.1	News Release “IGT Announces Retirement of Donald R. Sweitzer, Chairman of IGT Global Solutions Corporation,” dated December 5, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “IGT Announces Retirement of Donald R. Sweitzer, Chairman of IGT Global Solutions Corporation,” dated December 5, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2018	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary